# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L202
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64
Date of event which requires filing of this statement: 07/31/2024
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,551,434; shared voting power 0; sole dispositive power 4,551,434; shared dispositive power 0; aggregate amount beneficially owned 4,551,434 (3.29% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64
Comment:
This Amendment No. 5 (the "Amendment No. 5") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on January 6, 2023 (the "Schedule 13D") as amended on March 2, 2023, October 6, 2023, October 17, 2023 and July 25, 2025 filed by the Reporting Persons (as defined below) relating to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 5 is being filed to report a decrease in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer's Series C Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons' option (subject to certain ownership restrictions contained in the Series C Preferred Stock statements of designation, the "Statements of Designation") as a result of the increase in the Issuer's outstanding common stock and a change in the Series C Preferred Stock's conversion price.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 5 to the Schedule 13D is being filed on behalf of Diana Shipping Inc., a Marshall Islands corporation ("Diana Shipping"). Diana Shipping is referred to as the "Reporting Person."
Residence or business address: The principal business address of the Reporting Person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is incorpoated in the Marshall Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In connection with a spin-off transaction, Diana Shipping acquired 10,000 shares of the Issuer's Series C Preferred Stock, which in accordance with their terms have become convertible at Diana Shipping's option. On October 17, 2023, Diana Shipping has exercised its option to convert 9,793 shares of the Issuer's Series C Preferred Stock and as a result of such conversion is the record and beneficial holder of 3,649,474 Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired shares of the Series C Preferred Stock in connection with the spin-off transaction and solely for investment purposes. The Reporting Person, at any time and from time to time, may acquire additional Shares or other securities of the Issuer, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares, the remaining shares of Series C Preferred Stock held by the Reporting Person or the Shares held by the Reporting Person into which Series C Preferred Stock may be converted, that it owns depending upon an ongoing evaluation of its investment in the shares of the Series C Preferred Stock, the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 31, 2025, the Issuer had 137,400,215 Shares outstanding before giving effect to the Reporting Person's conversion of the Series C Preferred Stock. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Diana Shipping is the record holder of 3,649,474 Shares representing 2.66% of the Issuer's issued and outstanding Shares and 207 shares of Series C Preferred Stock convertible into Shares representing, in the aggregate with the Shares or other securities conveying beneficial ownership of the Shares then held by Diana Shipping, 3.29% of the Issuer's issued and outstanding Shares. As a result of Diana Shipping's ownership of the Shares reported herein and the remaining shares of Series C Preferred Stock, Diana Shipping has the sole power to vote or direct the vote of 4,551,434 Shares and has the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 31, 2025 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares. This is the final amendment to the Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person also owns 500,000 of additional preferred voting shares of the Issuer that convey the right to cast a number of votes for all matters on which shareholders of the Issuer may vote equal to up to 34% of the total number of votes entitled to be cast by the Issuer's shareholders on such matter, provided that to the extent such voting power, together with any affiliate of the Reporting Person, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Issuers' shareholders, the number of votes shall be automatically reduced so that the Reporting Person's aggregate voting power, together with its affiliates, is not more than 49%.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (08/01/2025)